EXHIBIT 99.1

Intellipharmaceutics to Host Conference Call and Webcast on March 1, 2010 at 10:00 a.m. Eastern Time

TORONTO, Feb. 23, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a specialty pharmaceutical company focused on difficult-to-formulate drugs, today announced that it will host a conference call and webcast, including a slide presentation, to discuss its financial results for 2009 and provide a corporate update. The Company will release its financial results on March 1, 2010 prior to the opening of the North American financial markets. The conference call and webcast will take place the same day at 10:00 a.m. Eastern Time.

Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

Audio webcast including slides	Investor Relations section at www.intellipharmaceutics.com
Direct Dial	914-495-8591
Toll-free	1-877-868-1827

A re-broadcast of the conference call may be accessed by:

Audio webcast including slides	Investor Relations section at www.intellipharmaceutics.com
Direct Dial	706-645-9291
Toll-free	1-800-642-1687
Conference ID	58245290

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection. Several of these products are partnered.

Intellipharmaceutics' lead generic product under development is Dexmethylphenidate XR (dexmethylphenidate hydrochloride), a generic version of Focalin XR®, which is an extended-release capsule for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Intellipharmaceutics' lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain. Rexista™ is a unique dosage form designed to be resistant to the well-documented abuses associated with some currently marketed oxycodone products. This includes abuse by oral ingestion when these drugs are crushed or chewed, by nasal inhalation when crushed or powdered, and, by injection when combined with solvents.  Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, oxycodone had U.S. sales of approximately U.S. $2 billion.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our joint management information circular dated September 16, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com